

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2012

Via E-mail
Vincent Lok
Chief Financial Officer
Teekay Corporation
4th Floor, Belvedere Building, 69 Pitts Bay Road
Hamilton, HM 08, Bermuda

Re: Teekay Corporation
Form 20-F for Fiscal Year Ended December 31, 2011
Filed on April 25, 2012
File No. 001-12874

Dear Mr. Lok:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects
Management's Discussion and Analysis

Liquidity and Capital Resources
Operating Cash Flows, page 60

1. You disclose that the decrease in net cash flow from operating activities in 2011 was primarily due to a $102.5 million net decrease in operating earnings before depreciation, amortization, gains/losses from asset disposals and write-downs of your four reportable segments. Please tell us how you arrived at this amount, for it does not appear to be readily computable from the information provided. Also, tell us and disclose what "operating earnings" represents, for this line item does not appear in your financial statements.

Critical Accounting Estimates
Vessel Lives and Impairment, page 62

2.	You disclose that the estimated future undiscounted cash flows of certain of the vessels reflected in the table on page 63 may be only marginally greater than their respective carrying values. Consequently, in these cases you believe that the recognition of an impairment in the future may be more likely. To give investors a better perspective of these cases, please revise the table to separately present the information in the table for those vessels for which the estimated future undiscounted cash flows is only marginally greater than their respective carrying values.

3.	You disclose that the estimated future undiscounted cash flows of certain vessels reflected in the table on page 63 may be significantly greater than their respective carrying values. For these vessels you believe that the recognition of an impairment in the future may primarily depend upon your deciding to dispose of a vessel instead of continuing to operate it. For these situations, please tell us and disclose the factors you consider in deciding to dispose of the vessel and recognize an impairment instead of continuing to operate it.

4.	In the footnote to the table on page 63 you disclose that the determination of estimated market values for your shuttle tankers, FSO and FPSO units involve considerable judgment, given the illiquidity of the secondhand market for these types of vessels. Please disclose the significant factors you consider in determining the estimated market values.

Item 18. Financial Statement
Notes to Consolidated Financial Statements

Vessels and equipment, page F-10

5.	When you assess that a vessel "held and used" is impaired, you reduce the carrying amount of the vessel to its estimated fair value. From your disclosures, it appears that fair value can be based on either discounted cash flow, appraised value, estimated market value, estimated sale price or estimated scrap price. It appears to us that such amounts may differ from one another. For all vessel impairments in 2011, it appears from your disclosures that the fair value was based on either the estimated sale price or estimated scrap price. However, it is not clear whether each vessel was held for use or held for sale at the time of impairment. Please clarify for us and in your disclosures how in general you determine which of the fair values indicated above is appropriate in recording impairment. For each vessel impaired in 2011, tell us which of the two indicated fair values was used and why it was appropriate for that vessel. Also, for any of the vessels impaired in 2011 that were considered to be held for use at the time of impairment, please explain to us why you considered it to be so. In connection with this and your disclosures in regard to change in operating plans for certain of your vessels, decreased global demand for vessels, and industry excess capacity and oversupply of vessels relative to demand, tell us whether you had any vessels idle at December 31, 2011 and September 30, 2012 that were not considered to be held for sale, and if so, the aggregate number and carrying amount of such vessels.

Note 3. Acquisition of FPSO Units and Investment in Sevan Marine ASA, page F-16

6.   In 2011 you recognized a total bargain purchase gain of $58.2 million related to the acquisition of the three FPSO units from Seven referred to in this note and the 40% equity investment in Sevan also referred to in this note. Please explain to us in detail the basis for the gain and your accounting treatment, and how the amount of the gain was determined. In particular, explain why it is appropriate to factor the purchase of assets at a discount in the amount of the bargain purchase gain as indicated in the last sentence of the first paragraph on page F-17.

Note 8. Long-Term Debt, page F-21

7.   We note that you have five financing arrangements that require you to maintain vessel value to outstanding loan principal balance ratios. Please disclose the basis for the associated vessel values of the vessels subject to such ratios. In so doing, include a description of the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the ratio. In view of your history of impairment of vessels and disclosure of the continued decline in market values of vessels, also disclose the aggregate degree by which this covenant was satisfied and whether any vessels were at risk of not satisfying the associated covenant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief